Exhibit 99.1

Enigmatig Reports 12.2% Revenue Growth and 68.8% Gross Margin in Fiscal 2025 Following NYSE American Listing

Singapore, February 17, 2026 (Globe Newswire) – Enigmatig Limited (NYSE American: EGG) (“Enigmatig” or the “Company”), a global business enabler supporting companies expanding across borders, today announced audited financial results for the fiscal year ended September 30, 2025. Revenue increased 12.2% year over year, with gross margin expanding to 68.8% and a strengthened balance sheet following the Company’s NYSE American listing. The Company also announced that it has filed its annual report on Form 20-F for the fiscal year ended September 30, 2025 with the U.S. Securities and Exchange Commission.

Fiscal Year 2025 Financial Highlights

●	Total corporate services income increased by 12.2% to US$4.5 million for fiscal year 2025, compared with US$4.0 million for fiscal year 2024.
●	Cost of sales was US$1.4 million for fiscal year 2025, compared with US$1.3 million for fiscal year 2024.
●	Gross profit increased by 14.9% to US$3.1 million for fiscal year 2025, compared with US$2.7 million for fiscal year 2024.
●	Profit from operations was US$0.5 million for fiscal year 2025, compared with US$1.0 million for fiscal year 2024.
●	Net profit was US$0.6 million for fiscal year 2025, compared with US$0.8 million for fiscal year 2024.

Business Updates

●	In August 2025, the Company celebrated its IPO listing with a bell-ringing ceremony at the New York Stock Exchange (“NYSE”), marking a major milestone in its global expansion journey.
●	In September 2025, the Company signed a Memorandum of Understanding (MOU) with Thailand-based TVA Capital Consultancy Co., Ltd. (“TVA Capital”) to jointly pursue opportunities in corporate and financial advisory as well as M&A. This collaboration marks the Company’s first strategic partnership since its NYSE listing and establishes Thailand as a gateway for further expansion in Asia Pacific.

Management Quotes

“Fiscal 2025 marked our transition from a privately operated business to a publicly listed growth company with the operational scale to drive our next phase of development,” said Desmond Foo, Enigmatig’s Founder and CEO. “Supported by revenue growth, margin improvement, and a strengthened balance sheet following our IPO, we remain focused on expanding across high-growth markets in Asia Pacific and the Middle East, investing in technology, and forming strategic partnerships to drive long-term shareholder value.”

“We delivered double-digit revenue growth and increased gross margins to 68.8% for 2025, driven by robust demand for our recurring corporate secretarial services, demonstrating the scalability of our model, said Mingwen Teo, Enigmatig’s Director and CFO. “While reported net profit reflects one-off IPO-related expenses, our core operating performance remains strong. With US$13.2 million in cash, we are well-positioned to invest in technology and infrastructure that enhance operation leverage and support sustainable growth and expansion.”

Fiscal Year 2025 Financial Results

Corporate Services Income

Corporate services income grew by 12.2% year-over-year to US$4.5 million for fiscal year 2025, up from US$4.0 million in fiscal year 2024. The increase was primarily attributable to expanded service scopes and deepened relationships within our existing client base, supported by the onboarding of new clients.

The table below sets forth the breakdown of our corporate services income for the periods indicated:

	For the Year Ended September 30,
	2024		2025
	US$	%	US$	%
Corporate services income:
License application and renewal services	2,126,338	53.6%	2,215,522	49.8%
Corporate secretarial and other services	1,841,464	46.4%	2,236,184	50.2%
Total	3,967,802	100.0	4,451,706	100.0

●	License application and renewal services. Income from license application and renewal services increased by 4.2% to US$2.2 million, up from US$2.1 million for the prior year, reflecting steady demand from our established client base. While the segment continued to grow, its contribution to total revenue shifted to 49.8% from 53.6% in the prior year, in line with the Company’s strategic initiative to diversify its service offerings, capturing broader value across the client lifecycle.
●	Corporate secretarial and other services. Income from corporate secretarial and other services rose by 21.4% to US$2.2 million from US$1.8 million for fiscal year 2024, fueled by stronger engagement among both new and existing clients. This faster-growing segment now represents 50.2% of total revenue, up 3.8 percentage points year over year, demonstrating successful execution of our diversification strategy.

Cost of Sales

Cost of sales was US$1.4 million for fiscal year 2025, compared to US$1.3 million for fiscal year 2024. The Company’s cost of sales primarily comprises staff costs, license application and renewal services costs, and corporate secretarial and related services costs. While total costs increased year over year, the Company benefited from economies of scale, with fixed costs more efficiently absorbed across a larger revenue base.

Gross Profit

Gross profit increased by 14.9% to US$3.1 million from US$2.7 million for fiscal year 2024. Gross margin for fiscal year 2025 expanded to 68.8%, compared to 67.1% for fiscal year 2024, reflecting improved operating leverage and enhanced service efficiency.

Operating Expenses

Operating expenses totaled US$2.5 million, compared with US$1.6 million for fiscal year 2024. The increase was primarily driven by non-recurring IPO-related expenses, including professional service fees and Directors and Officers liability insurance.

Profit from Operations

Profit from operations reached US$0.5 million, compared with US$1.0 million for fiscal year 2024.

Other Income

Other income totaled US$0.3 million, compared to a loss of US$0.06 million for fiscal year 2024. The increase was primarily driven by interest income and a release of customer deposits.

Net Profit

The Company reported net profit of US$0.6 million for fiscal year 2025, compared with US$0.8 million for fiscal year 2024.

Cash and Cash Equivalents

As of September 30, 2025, the Company had cash and cash equivalents of US$13.2 million, compared with US$1.6 million as of September 30, 2024, strengthening its financial position following its successful IPO.

Annual Report on Form 20-F

The Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2025 has been filed with the SEC and is available on the Investor Relations section of the Company’s website at http://investors.enigmatig.com and on the SEC’s website at www.sec.gov. Shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge upon request.

Note: Unless otherwise stated, all financial results are prepared in accordance with U.S. Generally Accepted Principles (U.S. GAAP)

About Enigmatig Limited

Enigmatig is a global business enabler supporting companies in achieving their international ambitions. Since 2010, we have provided expertise, infrastructure, and regulatory guidance to help businesses operate and scale across borders.

With capabilities spanning licensing, fintech, regtech and other corporate services, Enigmatig delivers tailored solutions across the business lifecycle — from incorporation to ongoing compliance. Our team navigates complex regulatory environments across major financial hubs and key offshore centers, including London, Cyprus, and Belize.

Headquartered in Singapore, with a presence in Hong Kong, Shanghai, London, and Bangkok, Enigmatig serves a diverse and growing international client base. For more information, please visit: https://enigmatig.com

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “is/are likely to,” “potential,” “project” or “continue” or the negative of these terms or other comparable or similar terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

Enigmatig Investor Relations

Email: investors@enigmatig.com

ENIGMATIG LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	September 30, 2024	September 30, 2025

ASSETS
Current assets
Cash and cash equivalents	$1,593,037	$13,206,006
Accounts receivable, net	1,081,866	1,237,290
Contract assets	528,342	46,347
Other current assets	153,241	578,783
Due from related party	-	29,733
Total current assets	3,356,486	15,098,159
Non-current assets
Property and equipment, net	731	218,450
Right-of-use assets, net	104,911	721,176
Deposits	21,549	2,179,519
Total non-current assets	127,191	3,119,145
Total assets	$3,483,677	$18,217,304

LIABILITIES
Current liabilities
Accounts payable	$327,992	$334,923
Accrual and other liabilities	205,875	122,783
Contract liabilities	1,048,934	765,229
Operating lease liabilities, current	58,561	300,824
Income taxes payable	28,230	293,088
Total current liabilities	1,669,592	1,816,847
Non-current liabilities
Operating lease liabilities, non-current	33,557	407,622
Total non-current liabilities	33,557	407,622
Total liabilities	$1,703,149	$2,224,469

ENIGMATIG LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	September 30, 2024	September 30, 2025

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, US$0.000002 par value, 17,500,000,000 shares authorized, 12,255,200 and 9,250,000 issued and outstanding as of September 30, 2025 and 2024	19	25
Class B ordinary shares, US$0.000002 par value, 7,500,000,000 shares authorized, 15,750,000 issued and outstanding as of September 30, 2025 and 2024	31	31
Additional paid-in capital	$117,320	$13,801,234
Retained earnings	1,519,286	2,078,949
Accumulated other comprehensive (loss) income	143,872	112,596
Total shareholders’ equity	1,780,528	15,992,835

Total liabilities and shareholders’ equity	$3,483,677	$18,217,304

ENIGMATIG LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Year Ended September 30,
	2024	2025

Corporate services income	$3,967,802	$4,451,706
Cost of sales	(1,304,075)	(1,390,929)
Gross profit	2,663,727	3,060,777

Operating expenses:
Payroll and employee benefits	(426,445)	(546,951)
Depreciation expenses	(5,818)	(33,039)
Operating lease expenses	(95,532)	(208,429)
Other operating expenses	(1,113,213)	(1,734,361)
Total operating expenses	(1,641,008)	(2,522,780)
Profit from operations	1,022,719	537,997

Other (loss)/income:
Other (loss)/income, net	(59,315)	317,168
Total other (loss)/income	(59,315)	317,168

Profit before tax expense	963,404	855,165
Income tax expense	(142,212)	(295,502)
Net profit	821,192	559,663

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	146,659	(31,276)
Total comprehensive income	$967,851	$528,387

Net Income (loss) per share attributable to ordinary shareholders
Basic and diluted	0.03	0.02

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	25,000,000	25,872,743